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                                February 2, 2006

VIA:  OVERNIGHT MAIL
--------------------



Securities and Exchange Commission
Washington, D.C.  20549-0405
Attn:  Elaine Wolff, Branch Chief



RE:      Resource Capital Corp.
         Amendment No. 8 to Registration Statement on Form S-11
         Filed February 1, 2006
         File No. 333-126517


Dear Ms. Wolff:

         On behalf of Resource Capital Corp. (the "Company"), we wish to respond to your comment letter dated February 1, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 9 to the registration statement.

         We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.

Underwriting, page 157
----------------------

1. We note that, at your request, one of the underwriters has reserved for sale to Resource Capital Investor up to 1,000,000 shares of your common stock offered by the prospectus at the initial public price per share. We further note receipt of your analysis of the reservation per shares under Section 5 of the Securities Act of 1933. Please revise your disclosure to clarify that these shares will be purchased for investment purposes only and not with a view toward distribution.

         The Company has added disclosure in the first paragraph under the `Underwriter' table on page 157 that states that any shares purchased by
Resource Capital Investor will be purchased for investment purposes only and not with a view toward distribution.
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Exhibits
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2.       We note your legal opinion filed as Exhibit 5.1 on January 9, 2006 and, in particular, the references in the first paragraph to the "sale and issuance of up to 9,480,463 shares" and "the sale by certain current stockholders of the Company of 2,019,537 shares of Common Stock."
         Please update your opinion or tell us why it is not appropriate.

         The opinion has been updated to reference the correct number of shares and filed as a new Exhibit 5.1.

Other Matters
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         On behalf of the Company, we hereby certify that the courtesy copies of
Amendment No. 8 to the Company's registration statement that were previously delivered to you showed all of the changes that were made from Amendment No. 7. We apologize for any confusion this may have caused.





                                                   Yours very truly,


                                                   /s/  Lisa A. Ernst
                                                   ------------------------
                                                   Lisa A. Ernst


Enclosure


cc:      Jonathan Z. Cohen
         J. Baur Whittlesey
         Larry P. Medvinsky (Facsimile: 212-878-8375)